*FOIA Confidential Treatment Request*

Confidential Treatment Requested by

HTG Molecular Diagnostics, Inc. in connection with

Draft Registration Statement on Form S-1 submitted

November 13, 2014

January 2, 2015	VIA EDGAR AND FEDEX

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 6010

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Amanda Ravitz

Re:	HTG Molecular Diagnostics, Inc.

Revised Draft Registration Statement on Form S-1

Submitted November 13, 2014

CIK No. 0001169987

Dear Ms. Ravitz:

On behalf of our client, HTG Molecular Diagnostics, Inc. (the “Company”), we are submitting this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated November 25, 2014 (the “Comment Letter”), relating to the Company’s revised confidential draft registration statement on Form S-1 (“Revision No. 1”) submitted confidentially to the Commission on November 13, 2014. In this letter, we are responding only to comments number 1 and number 2 in the Comment Letter, the text of which we have incorporated into this response letter for convenience.

Confidential Treatment Request

Due to the commercially sensitive nature of information contained herein, the Company hereby requests, pursuant to 17 C.F.R. § 200.83, that certain portions of this letter be maintained in confidence, not be made part of any public record and not be disclosed to any person as they contain confidential information. The Company has submitted a separate copy of this letter, marked to show the portions redacted from the version submitted via EDGAR and for which the Company is requesting confidential treatment. In accordance with 17 C.F.R. § 200.83(d)(1), if any person (including any governmental employee who is not an employee of the Commission) should request access to or an opportunity to inspect this letter, we request that we be immediately notified of any such request, be furnished with a copy of all written materials pertaining to such request (including, but not limited to, the request itself) and be given at least ten business days advance notice of any intended release so that the Company may, if deemed necessary or appropriate, pursue any remedies available to it. In such an event, we request that you telephone the undersigned rather than rely upon the U.S. mail for such notice. The address and telephone number for Steven M. Przesmicki, the responsible representative, is c/o Cooley LLP, 4401 Eastgate Mall, San Diego, California 92121-1909, telephone number (858) 550-6070.

*FOIA Confidential Treatment Request*
Confidential Treatment Requested by
HTG Molecular Diagnostics, Inc. in connection with
January 2, 2015	Draft Registration Statement on Form S-1 submitted
Page 2 of 9	November 13, 2014

Staff Comments and Company Responses

Stock-Based Compensation, page 57

1. We note your response to prior comment 14 but it is not clear how the issuance of the Series E Preferred Stock and Warrants in February and March 2014, which are convertible on a one-to-one basis into common shares, was considered in the valuation of your common shares. We note that you have not provided sufficient discussion of the factors contributing to the significant difference in the $.22 per share price of the Series E Preferred Stock with either the $.02 exercise price of the common stock options or the $.07 per share retrospective valuation. Please describe for us how the Series E Preferred Share issuance impacted the valuation of your common stock.

Response: The Company acknowledges the Staff’s comment and respectfully submits the following:

The Company’s Series E Preferred Stock (the “Series E Preferred”) and the Company’s Series D Preferred Stock (the “Series D Preferred”) are entitled to significant rights, preferences and privileges to which shares of the Company’s common stock are not. In particular, the Series E Preferred and Series D Preferred are entitled to an accruing, cumulative dividend at the rate of 8% of their respective original issue prices. In the event of a conversion of the Series E Preferred and Series D Preferred, these accrued, cumulative dividends are paid out either in cash or in additional shares of common stock, which would effectively result in a greater than 1-for-1 conversion. Also, in the event of a liquidation or sale of the Company, the holders of the Series E Preferred and Series D Preferred are entitled to receive distributions prior and in preference to any other class or series of the Company’s equity securities then outstanding (including the Company’s common stock). For example, if the Company were liquidated or sold today:

•	The holders of Series E Preferred would be entitled to receive, prior and in preference to any distribution of any assets or property to the holders of any other class or series of the Company’s equity securities then outstanding (including the Company’s common stock), an amount for each share of Series E Preferred that is equal to two times its original price, plus all accrued dividends. If upon any liquidation or sale of the Company the assets of the Company or consideration received are insufficient to pay the holders of Series E Preferred the full amount to which they are entitled, then all of such assets or consideration available for distribution would be distributed ratably to the holders of Series E Preferred.

•

After payment of the foregoing amounts to the Series E Preferred, the holders of Series D Preferred would be entitled to receive, prior and in preference to any distribution of any assets or property to the holders of any other class or series of the Company’s equity securities then outstanding (including the Company’s common

[*] CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETS, HAS BEEN OMITTED AND SUBMITTED SEPARATELY TO THE COMMISSION PURSUANT TO 17 CFR §200.83

4401 EASTGATE MALL, SAN DIEGO, CA 92121 T: (858) 550-6000 F: (858) 550-6420 WWW.COOLEY.COM

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Confidential Treatment Requested by
HTG Molecular Diagnostics, Inc. in connection with
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stock), an amount for each share of Series D Preferred that is equal to two times its original price, plus any accrued dividends. If upon any liquidation or sale of the Company, the remaining assets of the Company or consideration received are insufficient to pay the holders of Series D Preferred the full amount to which they are entitled, then all of such remaining assets or consideration of the Company available for distribution would be distributed ratably to the holders of Series D Preferred.

•	After payment in full of the foregoing liquidation preferences, any remaining funds are to be shared ratably among the holders of the Company’s preferred stock (including the Series E Preferred and the Series D Preferred) and common stock, on an as-converted basis (with aggregate proceeds to the holders of Series D Preferred being capped at an amount equal to four (4) times its original issue price).

On March 20, 2014 and June 30, 2014, approximately 46 million shares of Series E Preferred were outstanding and approximately 144 million shares of Series D Preferred were outstanding. Collectively, these shares represented an aggregate liquidation preference of approximately $104 million, including dividends, as of June 30, 2014.

An appraisal of the fair value of the Company’s common stock was obtained as of January 1, 2013 from an independent third-party valuation specialist. A similar valuation was obtained as of January 1, 2014. These valuations used methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accountants Audit and Accounting Practice Aid Series: Valuation of Privately Held Company Equity Securities Issued as Compensation (the “Practice Aid”). First, various standard valuation methodologies were utilized to determine an aggregate value for all of the Company’s equity securities (specifically the income approach and the market approach). The option pricing method (“OPM”) was then utilized to allocate this aggregate equity value across all of the Company’s classes and series of capital stock to determine the estimated fair value of the Company’s common stock. The OPM treats common stock and preferred stock as call options on the total equity value of a company, with exercise prices based on the liquidation preferences of the preferred stock. This model defines each class of securities respective value as a function of the current aggregate equity value and uses assumptions such as the anticipated timing of a potential liquidity event, the risk-free interest rate as of the valuation date and the estimated volatility of the equity securities. Under this method, the common stock has value only if and to the extent the funds that potentially would be available for distribution to all stockholders, in view of the determined aggregate equity value, exceeds the value of the aggregate preferred stock liquidation preference at the time of the liquidity event. For example, in view of the substantial liquidation preference amounts described above, there would not be any funds available for distribution to the holders of common stock until the aggregate value derived from a liquidity event exceeded approximately $104 million. Additionally, because the aggregate equity value of the Company was determined on a marketable basis (due to certain assumptions utilized under the income approach and market approach), a lack of marketability discount was applied to account for the common stock not being able to be readily sold in the open market.

In conjunction with its exploration of the feasibility of an initial public offering (“IPO”), the Company engaged the same independent valuation firm to perform retrospective valuations of

[*] CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETS, HAS BEEN OMITTED AND SUBMITTED SEPARATELY TO THE COMMISSION PURSUANT TO 17 CFR §200.83

4401 EASTGATE MALL, SAN DIEGO, CA 92121 T: (858) 550-6000 F: (858) 550-6420 WWW.COOLEY.COM

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Confidential Treatment Requested by
HTG Molecular Diagnostics, Inc. in connection with
January 2, 2015	Draft Registration Statement on Form S-1 submitted
Page 4 of 9	November 13, 2014

the Company’s common stock as of March 20, 2014 and June 30, 2014. In accordance with the Practice Aid, these retrospective valuations utilized the Hybrid Method, which is a hybrid between the OPM and the probability-weighted expected return method (“PWERM”). The Hybrid Method considers aggregate values for all of the Company’s equity securities for multiple scenarios at various dates, and allocates the aggregate values to the various equity classes under each scenario using the appropriate allocation method specific to that scenario. The Hybrid Method then assigns probability weightings to these values in the determination of the per share value of the common stock. In particular, these retrospective valuations considered time to liquidity and various types of liquidity events, including the following scenarios: (1) an initial public offering; (2) a sale or merger of the Company in the near-term; (3) continuing as a going concern; and (4) a bankruptcy or dissolution.

As before, in all scenarios other than the ‘initial public offering’ scenario, the common stock has value only if and to the extent the funds that potentially would be available for distribution to all stockholders, in view of the determined aggregate equity value, exceeds the value of the aggregate preferred stock liquidation preference at the time of the liquidity event. As noted in the preceding paragraph, in view of the substantial liquidation preference amounts described above, there would not be any funds available for distribution to the holders of common stock until the aggregate value derived from a liquidity event exceeded approximately $104 million in all scenarios other than the ‘initial public offering’ scenario. Also, in the initial public offering scenario, the valuation of the common stock would be impacted by the conversion of accrued dividends into additional shares of common stock. As of June 30, 2014, these accrued dividends represented approximately 28.5 million additional shares of common stock (or approximately 15% more shares than would be issuable upon a 1:1 conversion of the preferred stock) that would be issued upon conversion of the preferred stock in connection with an initial public offering. Additionally, as discussed above, a lack of marketability discount was also applied.

Further, another approach considered in the analyses as of March 20, 2014 and June 30, 2014 was the Backsolve Method, as discussed in the Practice Aid. The Backsolve Method derives the implied equity value for a company based on a transaction involving the company’s own securities, such as a capital raise through the issuance of preferred stock. At both March 20, 2014 and June 30, 2014, the indicated value of one share of Series E Preferred stock under the Hybrid Method was at or very close to the effective original issue price at which such shares were sold by the Company. Given that the Series E Preferred financing transaction was deemed to be an arm’s-length transaction, this further supports the analyses.

As a result, under both OPM and the Hybrid Method, a substantial difference in the value of the Company’s preferred stock and common stock exists in large part due to the existence of the liquidation preference provisions applicable to the Series E Preferred and the Series D Preferred.

2. In this regard, we note that you have also not provided sufficient discussion of each factor contributing to the significant difference between the $.02 exercise price or the retrospective valuation of $.07 as of March 31, 2014 with the estimated IPO price range. This discussion should describe significant intervening events and business activities within the

[*] CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETS, HAS BEEN OMITTED AND SUBMITTED SEPARATELY TO THE COMMISSION PURSUANT TO 17 CFR §200.83

4401 EASTGATE MALL, SAN DIEGO, CA 92121 T: (858) 550-6000 F: (858) 550-6420 WWW.COOLEY.COM

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Confidential Treatment Requested by
HTG Molecular Diagnostics, Inc. in connection with
January 2, 2015	Draft Registration Statement on Form S-1 submitted
Page 5 of 9	November 13, 2014

company that explain the changes in the estimated fair value of the underlying common stock between these periods. We note that this significant increase in the estimated fair value of the underlying shares in the period leading up to the initial public offering appears to have a significant impact on your financial statements. Additionally, please tell us the expected amount of the reverse stock split.

Response: The Company acknowledges the Staff’s comment and respectfully submits the following:

November 30, 2014 Valuation - $0.12 per share

The Company engaged the same independent valuation firm that performed its prior valuations discussed above to perform a valuation of the Company’s common stock as of November 30, 2014 (the “November 2014 Valuation”). In accordance with the Practice Aid, the November 2014 Valuation utilized the Hybrid Method. The November 2014 Valuation considered aggregate values for all of the Company’s equity securities for multiple scenarios at various dates, and allocated the aggregate values to the various equity classes under each scenario using the appropriate allocation method specific to that scenario. The November 2014 Valuation then considered time to liquidity and assigned the following probabilities of a successful liquidity event to the following scenarios: (1) 80% for an initial public offering; (2) 5% for a sale or merger of the Company in the near-term; (3) 15% for continuing as a going concern in the near-term; and (4) 0% for a bankruptcy or dissolution. A 15% lack of marketability discount was applied to account for the inability of the common stock to be readily sold in the open market. The resulting estimated fair value of the common stock at November 30, 2014 was $0.12 per share.

In the initial public offering scenario included in the November 2014 Valuation, the value allocated to the common stock was $0.175 per share, prior to the application of (i) the 80% probability weighting described above, and (ii) a 0.965 present value discount.

December 2014 Grants

On December 29, 2014, the Board of Directors of the Company (the “Board”) granted options for 5,860,000 shares of common stock. On the grant date, the Board determined that the fair value of the Company’s common stock was $0.12 per share, in consideration of the November 2014 Valuation and the other objective and subjective factors described in Revision No. 1. As part of its determination, the Board considered several significant internal and external value-generating events that occurred between June 30, 2014 and December 29, 2014, including the following:

•	In August 2014, the Company obtained a $16.0 million term loan from Oxford Finance LLC and Silicon Valley Bank. Under the terms of the loan agreement, the lenders initially provided the Company with a term loan of $11.0 million, with an additional $5.0 million available subject to the satisfaction of certain financing or trailing revenue targets through June 2016. Prior to the receipt of funds under this loan agreement, management had projected that the Company would be out of cash by the end of August 2014, unless the Company significantly curtailed its operations.

[*] CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETS, HAS BEEN OMITTED AND SUBMITTED SEPARATELY TO THE COMMISSION PURSUANT TO 17 CFR §200.83

4401 EASTGATE MALL, SAN DIEGO, CA 92121 T: (858) 550-6000 F: (858) 550-6420 WWW.COOLEY.COM

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Confidential Treatment Requested by
HTG Molecular Diagnostics, Inc. in connection with
January 2, 2015	Draft Registration Statement on Form S-1 submitted
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•	In October 2014, the Company entered into a development and component supply agreement with Illumina, Inc. for the development and worldwide commercialization by the Company of up to two complete diagnostic gene expression profiling tests for use with Illumina’s diagnostic instruments, using components supplied by Illumina. The test kits may be used in two discrete diagnostic testing fields chosen by the Company, one or both of which may relate to oncology for breast, lung, lymphoma or melanoma tumors, and up to one of which may relate to transplant, chronic obstructive pulmonary disease, or immunology/autoimmunity. The Company believes that this agreement, together with the U.S. patent issued to the Company for its HTG EdgeSeq chemistry in June 2014, will be instrumental in facilitating one of the primary components of its strategy, specifically to establish its HTG EdgeSeq system as the best front-end platform for clinical sequencing.

•	In the second half of 2014, the Company made significant commercial progress in the transition to its intended core consumables-based business model. The Company’s total revenues for 2013 were approximately $2.2 million. However, approximately $[…***…] of that revenue resulted from the Company’s design of custom panels for biopharmaceutical customers. As noted on page 47 of Revision No. 1, the Company has shifted its focus away from this service aspect of its business model. Instead, the Company is focusing on its intended core consumables-based business model. In 2013, consumables revenue was approximately $89,000, with approximately $[…***…] of that occurring in the fourth quarter of 2013. During the first and second quarters of 2014, consumables revenue increased modestly to approximately $[…***…] and $[…***…], respectively. However, during the third quarter of 2014, consumables revenue increased on a sequential quarterly basis by […***…]%, to approximately $[…***…]. Similarly, consumables revenue for the fourth quarter of 2014 is expected to increase on a sequential quarterly basis by […***…]%, to approximately $[…***…]. As a result, 2014 full year consumables revenue is expected to increase […***…]%, to approximately $[…***…], as compared to 2013 full year consumables revenue of $89,000. At the same time, the Company’s service revenue for 2014 is expected to decrease […***…]% to approximately $[…***…], as compared to 2013 full year service revenue of $953,000. Fourth quarter 2014 service revenue is expected to decrease by […***…]%, as compared to fourth quarter 2013 service revenue. As a result, since June 30, 2014, the Company made significant commercial progress in the transition to its intended core consumables-based business model.

•	Since June 30, 2014, the overall stock market in the United States has improved, and the stock price performance of public companies within the Company’s core industry have correspondingly improved.

•	On September 23, 2014 and November 13, 2014, the Company submitted draft registration statements to the Commission.

•	In November and December 2014, the Company had meetings with potential investors in reliance on Section 5(d) of the Securities Act of 1933, as amended. In connection with such meetings, the Company received feedback from potential investors which caused the Board to increase its expectations regarding the anticipated probability of an IPO and the value of the Company.

[*] CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETS, HAS BEEN OMITTED AND SUBMITTED SEPARATELY TO THE COMMISSION PURSUANT TO 17 CFR §200.83

4401 EASTGATE MALL, SAN DIEGO, CA 92121 T: (858) 550-6000 F: (858) 550-6420 WWW.COOLEY.COM

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Confidential Treatment Requested by
HTG Molecular Diagnostics, Inc. in connection with
January 2, 2015	Draft Registration Statement on Form S-1 submitted
Page 7 of 9	November 13, 2014

Estimated Initial Public Offering Price Range

Based on discussions with representatives of the book-running manager of its IPO, the Company estimates that the IPO price to be included on the cover of the Company’s preliminary prospectus will be between $[…***…] and $[…***…] per share (the “Preliminary IPO Price Range”) on a post-reverse split adjusted basis, or between $[…***…] and $[…***…] per share on a current, pre-reverse split basis. The Company expects to implement a reverse split of its stock, in an approximate range between 1-for-[…***…] and 1-for-[…***…], prior to including the Preliminary IPO Price Range in the preliminary prospectus.

The Company will set forth a bona fide initial public offering price range in a pre-effective amendment to the Company’s registration statement on Form S-1 prior to the distribution of any preliminary prospectus, which price range is expected to be narrower than but within the Preliminary IPO Price Range (it is anticipated to be a $2 range within the Preliminary IPO Price Range). The parameters of that narrower price range will be subject to then-current market conditions, continuing discussions with the underwriters, and any further business, market or other developments impacting the Company.

Comparison of Initial Public Offering Price Range to November 2014 Valuation

As noted above, in the initial public offering scenario included in the November 2014 Valuation, the value allocated to the common stock was $0.175 per share, prior to the application of (i) the 80% probability weighting described above, and (ii) a 0.965 present value discount. The Company believes this is reasonable in comparison to the midpoint of the Preliminary IPO Price Range, which is $[…***…] per share.

In particular, the November 2014 Valuation appropriately reflected a stay private scenario as a potential outcome. In contrast, the Preliminary IPO Price Range is a single outcome which necessarily assumes that the IPO has occurred and a public market for the Company’s common stock has been created. The Preliminary IPO Price Range excludes any marketability or illiquidity discount for the Company’s common stock, assumes the conversion of all of the Company’s preferred stock into common stock, and takes into account that the IPO would provide significant additional cash proceeds to the Company to help fuel its growth and substantially strengthen the Company’s balance sheet.

As the Company nears the actual successful completion of its initial public offering, and the related probability of an initial public offering correspondingly increases, the per share value of the common stock would also increase. In that regard, the Company respectfully notes that, on December 30, 2014 the Company filed publicly a Registration Statement on Form S-1 (the “Registration Statement”).

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4401 EASTGATE MALL, SAN DIEGO, CA 92121 T: (858) 550-6000 F: (858) 550-6420 WWW.COOLEY.COM

*FOIA Confidential Treatment Request*
Confidential Treatment Requested by
HTG Molecular Diagnostics, Inc. in connection with
January 2, 2015	Draft Registration Statement on Form S-1 submitted
Page 8 of 9	November 13, 2014

Additionally, there are other factors that support the difference between the November 2014 Valuation determination and the midpoint of the Preliminary IPO Price Range, including (i) the possibility that the actual IPO price could be substantially lower than the Preliminary IPO Price Range discussed with the Company’s underwriters and (ii) the 180-day lock-up agreement to which the shares underlying the stock options will be subject following the IPO.

Based on the foregoing, the Company respectfully submits to the Staff that the increase in the value of its common stock between the most recent valuation report described above, compared to the midpoint of the Preliminary IPO Price Range, is reasonable.

***

[*] CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETS, HAS BEEN OMITTED AND SUBMITTED SEPARATELY TO THE COMMISSION PURSUANT TO 17 CFR §200.83

4401 EASTGATE MALL, SAN DIEGO, CA 92121 T: (858) 550-6000 F: (858) 550-6420 WWW.COOLEY.COM

*FOIA Confidential Treatment Request*
Confidential Treatment Requested by
HTG Molecular Diagnostics, Inc. in connection with
Draft Registration Statement on Form S-1 submitted
November 13, 2014

The Company respectfully requests the Staff’s assistance in completing the review of the Registration Statement as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding the Registration Statement or this response letter to me at (858) 550-6070. Thank you.

Sincerely,

Cooley LLP

/s/ Steven M. Przesmicki

Steven M. Przesmicki, Esq.

cc:	Timothy B. Johnson, HTG Molecular Diagnostics, Inc.
M. Wainwright Fishburn, Jr., Esq., Cooley LLP
Cheston J. Larson, Esq., Latham & Watkins LLP
Matthew T. Bush, Esq., Latham & Watkins LLP